**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**MARCH 27, 2017**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**American Express Issuance Trust II – File No. 333-185503-01**
**American Express Receivables Financing Corporation VIII LLC -**
**File No. 333-185503**

**CF# 34794**

_____

American Express Issuance Trust II and American Express Receivables Financing Corporation VIII LLC submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 8-K filed on February 28, 2017.

Based on representations by American Express Issuance Trust II and American Express Receivables Financing Corporation VIII LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1        through October 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary